SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 To

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

TRUMP HOTELS & CASINO RESORTS HOLDINGS, LP

TRUMP HOTELS & CASINO RESORTS FUNDING, INC.

TRUMP TAJ MAHAL ASSOCIATES

TRUMP PLAZA ASSOCIATES

TRUMP MARINA ASSOCIATES, LP

TRUMP INDIANA, INC.

TRUMP INDIANA REALTY, LLC

TRUMP HOTELS & CASINO RESORTS DEVELOPMENT COMPANY, LLC

(Name of Applicant)

1000 Boardwalk

Atlantic City, New Jersey 08401

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

Title of Class	Amount
8.5% Senior Secured Notes due 2015	Aggregate principal amount of $1,250,000,000

Approximate date of proposed public offering:

On, or as soon as practicable after the Effective Date of the Applicants’ Second Amended Plan of Reorganization

Name and address of agent for service:

Robert M. Pickus, Esq.

Executive Vice President, General Counsel and

Secretary

Trump Hotels & Casino Resorts, Inc.

1000 Boardwalk

Atlantic City, New Jersey 08401

(609) 449-1000

With a copy to:

Thomas W. Dobson, Esq.

Allen C. Wang, Esq.

Latham & Watkins LLP

633 West Fifth Street

Los Angeles, California 90071

(213) 485-1234

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

EXPLANATORY NOTE

This amendment is being filed to amend and restate the cover page of the Application for Qualification of Indenture under the Trust Indenture Act of 1939, as amended, on Form T-3 (the “Form T-3”) filed by each of Trump Hotels & Casinos Resorts Holdings, LP, Trump Hotel & Casino Resorts Funding, Inc., Trump Marina Associates, LP, Trump Indiana, Inc. and Trump Indiana Realty, LLC (File No. 022-28777) with the Securities Exchange Commission (the “SEC”) on April 8, 2005, and the Form T-3 filed by each of Trump Taj Mahal Associates, Trump Plaza Associates and Trump Hotels & Casino Resorts Development Company, LLC (File No. 022-28778) with the SEC on April 13, 2005.

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SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, Trump Hotels & Casino Resorts Holdings, LP, a limited partnership organized and existing under the laws of the State of Delaware, Trump Hotels & Casino Resorts Funding, Inc., a corporation organized under the laws of the State of Delaware, Trump Taj Mahal Associates, a general partnership organized under the laws of the State of New Jersey, Trump Plaza Associates, a general partnership organized under the laws of the State of New Jersey, Trump Marina Associates, LP, a limited partnership organized under the laws of the State of New Jersey, Trump Indiana, Inc., a corporation organized under the laws of the State of Delaware, Trump Indiana Realty, LLC, a limited liability company organized under the laws of the State of Delaware, and Trump Hotels & Casino Resorts Development Company, LLC, a limited liability company organized under the laws of the State of Delaware, each have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York, and State of New York, on the 21st day of April, 2005.

(SEAL)	TRUMP HOTELS & CASINO RESORTS HOLDINGS, LP

	By:	/s/ John P. Burke
		Name:	John P. Burke
		Its:	Executive Vice President and Corporate Treasurer

Attest:	/s/ Scott C. Butera
Scott C. Butera
President and Chief Operating Officer

(SEAL)	TRUMP HOTELS & CASINO RESORTS FUNDING, INC.

	By:	/s/ John P. Burke
		Name:	John P. Burke
		Title:	Corporate Treasurer

Attest:	/s/ Francis X. McCarthy, Jr.
Francis X. McCarthy, Jr.
Executive Vice President of Corporate Finance and Chief Financial Officer

TRUMP TAJ MAHAL ASSOCIATES
(SEAL)

	By:	TRUMP ATLANTIC CITY ASSOCIATES, as the managing general partner

		By:	/s/ John P. Burke
			Name:	John P. Burke
			Its:	Corporate Treasurer

Attest:	/s/ Scott C. Butera
Scott C. Butera
Chief Operating Officer

TRUMP PLAZA ASSOCIATES
(SEAL)

	By:	TRUMP ATLANTIC CITY ASSOCIATES, as the managing general partner

	By:	/s/ John P. Burke
		Name:	John P. Burke
		Its:	Corporate Treasurer

Attest:	/s/ Scott C. Butera
Scott C. Butera
Chief Operating Officer

TRUMP MARINA ASSOCIATES, LP
(SEAL)

	By:	/s/ John P. Burke
		Name:	John P. Burke
		Its:	Vice President and Treasurer

Attest:	/s/ Phillip Magri
Phillip Magri
Assistant Secretary

TRUMP INDIANA, INC.
(SEAL)

	By:	/s/ John P. Burke
	Name:	John P. Burke
	Title:	Treasurer

Attest:	/s/ Robert M. Pickus
Robert M. Pickus
Executive Vice President and Secretary

TRUMP INDIANA REALTY, LLC
(SEAL)

	By:	TRUMP CASINO HOLDINGS, LLC, as the sole member

		By:	/s/ John P. Burke
		Name:	John P. Burke
		Its:	Executive Vice President and Assistant Treasurer

Attest:	/s/ Scott C. Butera
Scott C. Butera
Chief Operating Officer

TRUMP HOTELS & CASINO RESORTS DEVELOPMENT COMPANY, LLC
(SEAL)

	By:	TRUMP HOTELS & CASINO RESORTS HOLDINGS, LP, as the managing member

		By:	/s/ John P. Burke
		Name:	John P. Burke
		Its:	Executive Vice President and Corporate Treasurer

Attest:	/s/ Scott C. Butera
Scott C. Butera
President and Chief Operating Officer